EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET HOLDINGS, INC. TO PRESENT
AT SMITH BARNEY CITIGROUP TRANSPORTATION CONFERENCE

HOUSTON, Nov. 11, 2003 – ExpressJet Holdings, Inc. (NYSE: XJT) President and Chief Executive Officer Jim Ream will present an update on ExpressJet Airlines at the Smith Barney Citigroup 18th Annual Transportation Conference on Nov. 12, 2003, at 3:30 p.m. EST in New York. Ream also will discuss ExpressJet's financial performance, and its expectation that its year-end cash balance will be approximately $179 million.

A live webcast of the audio portion of the presentation will be available on the ExpressJet corporate Web site at expressjet.com, under the "Presentations" link of the "Investor Relations" section. The webcast also will be available online for 30 days following the conference.

ExpressJet Airlines, *Air Transport World's* 2003 Regional Airline of the Year and the world's largest regional carrier, operates as Continental Express, the regional jet affiliate of Continental Airlines. With service to 127 destinations in the United States, Canada, Mexico and the Caribbean, Continental Express operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland. Continental Express offers customers efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines. ExpressJet Airlines, which employs more than 6,000 people, is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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